Canadian GAAP/U.S. Dollar
Consolidated Financial Statements

GERDAU AMERISTEEL CORPORATION
SEPTEMBER 30, 2004

         GERDAU AMERISTEEL CHANGES TO U.S. GAAP FOR FINANCIAL REPORTING

For the fiscal year ending December 31, 2003, financial results for Gerdau Ameristeel were reported in U.S. dollars and Canadian GAAP. Beginning in 2004, the Company is reporting financial results under U.S. GAAP. Prior year results are also presented under U.S. GAAP for comparative purposes.

HOWEVER, THE BUSINESS CORPORATIONS ACT OF ONTARIO ("OBCA") REQUIRES GERDAU AMERISTEEL TO PROVIDE TO ITS SHAREHOLDERS FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH CANADIAN GAAP. THE FINANCIAL STATEMENTS PREPARED UNDER CANADIAN GAAP ARE ENCLOSED AS REQUIRED BY THE OBCA.

For Gerdau Ameristeel, the most significant difference between U.S. GAAP and Canadian GAAP is the accounting treatment of Gerdau Ameristeel's 50% joint venture investment in Gallatin Steel Company and the smaller joint ventures of Bradley Steel Processors and MRM Guide Rail. Under U.S. GAAP, the investments are accounted for under the equity method of accounting instead of the proportionate consolidation method used under Canadian GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholder's equity. For a complete explanation of the differences between U.S. GAAP and Canadian GAAP as it relates to Gerdau Ameristeel, see footnote 15 in the U.S. GAAP financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

                                                       SEPTEMBER 30,     DECEMBER 31,
                                                           2004             2003
                                                                       (Restated Note 2)
                                                       -------------   -----------------
ASSETS
CURRENT ASSETS
 Cash and cash equivalents                            $       107,944   $        10,459
 Accounts receivable, net                                     386,061           233,331
 Inventories (note 4)                                         564,530           376,458
 Deferred tax assets                                           13,269            13,269
 Other current assets                                          20,070            21,608
                                                      ---------------   ---------------
TOTAL CURRENT ASSETS                                        1,091,874           655,125

PROPERTY, PLANT AND EQUIPMENT (note 5)                        920,023           919,207
GOODWILL                                                      117,968           116,564
DEFERRED FINANCING COSTS                                       14,284            16,063
DEFERRED TAX ASSETS                                             8,726            15,045
OTHER ASSETS                                                      796               204
                                                      ---------------   ---------------
 TOTAL ASSETS                                         $     2,153,671   $     1,722,208
                                                      ===============   ===============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Accounts payable                                     $       305,266   $       231,352
 Accrued salaries, wages and employee benefits                 44,156            29,732
 Accrued interest                                              12,461            23,730
 Other current liabilities                                     90,336            34,357
 Bank indebtedness (note 7)                                     2,550             2,055
 Current portion of long-term borrowings (note 7)              26,118             1,250
                                                      ---------------   ---------------
TOTAL CURRENT LIABILITIES                                     480,887           322,476

LONG-TERM BORROWINGS, LESS CURRENT PORTION (note 7)           429,995           566,963
CONVERTIBLE DEBENTURES                                         95,467            96,719
ACCRUED BENEFIT OBLIGATIONS (note 9)                           70,240            74,354
OTHER LIABILITIES                                              52,588            49,185
DEFERRED TAX LIABILITIES                                       85,019            64,355
                                                      ---------------   ---------------
 TOTAL LIABILITIES                                          1,214,196         1,174,052
                                                      ---------------   ---------------
SHAREHOLDERS' EQUITY

 Capital stock (notes 10,12)                                  645,849           547,601
 Retained Earnings (accumulated deficit)                      252,534           (22,766)
 Cumulative translation adjustment                             41,092            23,321
                                                      ---------------   ---------------
TOTAL SHAREHOLDERS' EQUITY                                    939,475           548,156
                                                      ---------------   ---------------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $     2,153,671   $     1,722,208
                                                      ===============   ===============

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                     THREE MONTHS ENDED                   NINE MONTHS ENDED
                                              SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,
                                                  2004              2003              2004               2003
                                                              (Restated Note 2)                   (Restated Note 2)
                                              -------------   -----------------   -------------   -----------------
NET SALES                                    $       948,342   $       510,323   $     2,491,360   $     1,475,270

OPERATING EXPENSES

 Cost of sales                                       718,939           472,053         1,948,787         1,357,916
 Selling and administrative                           28,164            21,173            74,791            59,312
 Depreciation                                         22,374            20,549            65,921            60,467
 Other operating (income) expense                       (685)               86            (2,210)              144
                                             ---------------   ---------------   ---------------   ---------------
                                                     768,792           513,861         2,087,289         1,477,839
                                             ---------------   ---------------   ---------------   ---------------
INCOME (LOSS) FROM OPERATIONS                        179,550            (3,538)          404,071            (2,569)

OTHER EXPENSES

 Interest, net                                        16,062            15,739            41,711            39,479
 Foreign exchange loss                                 6,499               757             7,174               186
 Amortization of deferred financing costs                627               552             1,875             4,130
                                             ---------------   ---------------   ---------------   ---------------
                                                      23,188            17,048            50,760            43,795
                                             ---------------   ---------------   ---------------   ---------------
INCOME (LOSS) BEFORE INCOME TAXES                    156,362           (20,586)          353,311           (46,364)

INCOME TAX EXPENSE (BENEFIT)                          12,767           (11,179)           78,012           (24,701)
                                             ---------------   ---------------   ---------------   ---------------
INCOME (LOSS) BEFORE MINORITY INTEREST               143,595            (9,407)          275,300           (21,663)

MINORITY INTEREST                                          -                 -                 -               217
                                             ---------------   ---------------   ---------------   ---------------
NET INCOME (LOSS)                            $       143,595   $        (9,407)  $       275,300   $       (21,446)
                                             ===============   ===============   ===============   ===============
EARNINGS (LOSS) PER COMMON SHARE - BASIC     $          0.64   $         (0.05)  $          1.28   $         (0.11)

EARNINGS (LOSS) PER COMMON SHARE - DILUTED   $          0.63   $         (0.05)  $          1.28   $         (0.11)

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US$ in thousands, except share data)
(Unaudited)
(Restated Note 2)

                                                                     RETAINED
                                                                     EARNINGS      CUMULATIVE
                                                      INVESTED     (ACCUMULATED   TRANSLATION
                                         SHARES        CAPITAL       DEFICIT)      ADJUSTMENT     TOTAL
                                         ------        -------       --------      ----------     -----
BALANCE -
  DECEMBER 31, 2002                    184,892,360    $ 513,400    $     (2,137)  $       (765)  $510,498
                                       -----------    ---------    ------------   ------------   --------

 Net loss                                                               (21,446)                  (21,446)
 Foreign exchange                                                                       27,551     27,551
 Unrealized loss on cash flow hedge                                                      3,588      3,588
 Acquisition of minority interest       13,198,501       34,201                                    34,201
                                       -----------    ---------    ------------   ------------   --------
BALANCE -
  SEPTEMBER 30, 2003                   198,090,861    $ 547,601    $    (23,583)  $     30,374   $554,392
                                       -----------    ---------    ------------   ------------   --------
BALANCE -
  DECEMBER 31, 2003                    198,090,861    $ 547,601    $    (22,766)  $     23,321   $548,156
                                       -----------    ---------    ------------   ------------   --------
 Net income                                                             275,300                   275,300
 Foreign exchange                                                                       17,771     17,771
 Stock issuance                         26,800,000       97,771                                    97,771
 Employee stock options                    266,107          477                                       477
                                       -----------    ---------    ------------   ------------   --------
BALANCE -
  SEPTEMBER 30, 2004                   225,156,968    $ 645,849    $    252,534   $     41,092   $939,475
                                       -----------    ---------    ------------   ------------   --------

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                         THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                    SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                                        2004            2003            2004            2003
                                                                        ----            ----            ----            ----
OPERATING ACTIVITIES
Net income (loss)                                                   $     143,595   $      (9,407)  $     275,300   $     (21,446)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
 Depreciation                                                              22,374          20,549          65,921          60,467
 Amortization                                                                 627             552           1,875           4,130
 Deferred income taxes                                                    (16,475)         (9,010)         22,348         (20,739)
 Gain on disposition of property, plant and equipment                           -               -               -             (93)
 Foreign exchange on related party loans                                        -               -               -           7,241

Changes in operating assets and liabilities, net of acquisitions:
 Accounts receivable                                                      (34,011)          7,000        (147,457)        (56,646)
 Inventories                                                              (98,932)         (4,653)       (178,203)         (3,174)
 Other assets                                                              (3,169)         (2,341)         (1,776)        (10,225)
 Liabilities                                                               81,695          13,717         129,937          42,902
                                                                    -------------   -------------   -------------   -------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                  95,704          16,407         167,945           2,417

INVESTING ACTIVITIES
 Additions to property, plant and equipment                               (25,388)        (16,253)        (53,476)        (40,475)
 Acquisitions                                                                   -               -         (11,127)              -
 Proceeds from dispositions of property, plant, and equipment                   -               -               -              77
                                                                    -------------   -------------   -------------   -------------
NET CASH USED IN INVESTING ACTIVITIES                                     (25,388)        (16,253)        (64,603)        (40,398)

FINANCING ACTIVITIES

 Proceeds from issuance of new debt                                             -               -          25,000         542,357
 Revolving credit borrowings (payments)                                       807          (5,176)       (129,228)       (484,554)
 Additions to deferred financing costs                                          -          (1,615)              -         (15,034)
 Changes in minority interest                                                   -               -               -            (218)
 Proceeds from issuance of employee stock purchases                           112               -             477               -
 Proceeds from the issuance of common stock                                     -               -          97,889               -
                                                                    -------------   -------------   -------------   -------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                           919          (6,791)         (5,862)         42,551
                                                                    -------------   -------------   -------------   -------------
Effect of exchange rate changes on cash and cash equivalents                  306            (480)              5            (520)
                                                                    -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           71,541          (7,117)         97,485           4,050

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           36,403          27,528          10,459          16,361
                                                                    -------------   -------------   -------------   -------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $     107,944   $      20,411   $     107,944   $      20,411
                                                                    =============   =============   =============   =============

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. The "Gerdau North America Group" consisted of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (collectively, "GUSA"). This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. The transaction was accounted for using the reverse-takeover method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation. As part of this transaction, certain related party loans of the Gerdau North America Group were converted into equity in October 2002.

On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel Corporation for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, primarily executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of
9.4617 to 1. As a result, AmeriSteel became an indirect wholly owned subsidiary of Gerdau Ameristeel. On April 4, 2003, AmeriSteel changed its name to Gerdau Ameristeel US Inc. ("Ameristeel"). Subsequent to the minority exchange, Gerdau S.A. owned approximately 67.5% of common shares outstanding. As of December 31, 2003, Gerdau S.A. increased its interest to 68.6% through share purchases in the open market. In April 2004, the Company issued 26,800,000 common shares to its majority shareholder, Gerdau S.A. Subsequent to this transaction, Gerdau S.A. held 72.3% of the Company's shares (see Note 12).

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with Canadian generally accepted accounting principles (GAAP). However, all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normal recurring items. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report and have been prepared using the accounting policies as described in the latest annual report. Certain amounts have been reclassified to conform to the current-period financial statement presentation. The results of the three and nine months ended September 30, 2004 and 2003 are not necessarily indicative of the results to be expected for future periods.

The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.

NOTE 2 -- RECENT ACCOUNTING PRONOUNCEMENTS

The Company adopted CICA Handbook Accounting Guideline AcG-13 as of January 1, 2004. This section defined the criteria for a derivative instrument to meet the requirements of hedge accounting. The Company's use of derivative instruments is limited. For the nine months ended September 30, 2003, the net loss was increased by $3.1 million as a result of the change in accounting policy and retained earnings at December 31, 2002 was restated to reflect an unrealized loss on a derivative totaling $3.5 million.

Commencing in 2004, the Company changed its classification of shipping and handling revenues from a reduction of cost of sales to revenues. For the nine months ended September 30, 2003, sales and cost of sales were increased approximately $74.0 million as a result of this change.

NOTE 3 -- ACQUISITION

In March 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie co., a rebar fabricator with six locations throughout the Midwest, for approximately $11.1 million. The transaction was accounted for as a purchase.

NOTE 4 -- INVENTORIES

Inventories consist of the following ($000s):

                                                                                       AT SEPTEMBER 30,   AT DECEMBER 31,
                                                                                             2004               2003
                                                                                       ----------------   ---------------
Ferrous and non-ferrous scrap                                                          $        118,550   $         76,384
Work in-process                                                                                  63,029             31,764
Finished goods                                                                                  220,392            157,815
Raw materials (excluding scrap) and operating supplies                                          162,559            110,495
                                                                                       ----------------   ----------------
                                                                                       $        564,530   $        376,458
                                                                                       ================   ================

NOTE 5 - PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):

                                                                              AT SEPTEMBER 30, 2004
                                                                                    ACCUMULATED     NET
                                                                          COST      DEPRECIATION  BOOK VALUE
                                                                          ----      ------------  ----------
Land and improvements                                                 $    79,019    $  (6,280)   $ 72,739
Buildings and improvements                                                142,637      (29,359)    113,278
Machinery and equipment                                                 1,125,052     (473,990)    651,062
Construction in progress                                                   69,429            -      69,429
Property, plant and equipment held for sale                                13,515            -      13,515
                                                                      -----------    ---------    --------

                                                                      $ 1,429,652    $(509,629)   $920,023
                                                                      ===========    =========    ========

                                                                                AT DECEMBER 31, 2003
                                                                                   ACCUMULATED     NET
                                                                          COST     DEPRECIATION  BOOK VALUE
                                                                          ----     ------------  ----------
Land and improvements                                                 $    77,651   $   (5,321)   $ 72,330
Buildings and improvements                                                139,559      (24,131)    115,428
Machinery and equipment                                                   984,253     (306,056)    678,197
Construction in progress                                                   39,676            -      39,676
Property, plant and equipment held for sale                                13,576            -      13,576
                                                                      -----------   ----------    --------
                                                                      $ 1,254,715   $ (335,508)   $919,207
                                                                      ===========   ==========    ========

NOTE 6 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the proportional consolidation method under which the Company's proportionate share of assets, liabilities, revenues and expenses of the joint ventures have been included in these consolidated financial statements.

The Company's interest in the joint ventures is as follows ($000s):

                                           SEPTEMBER 30,          DECEMBER 31,
                                              2004                    2003
                                              ----                    ----
BALANCE SHEET
 Current assets                            $   109,731             $   53,137
 Property, plant and equipment , net           118,877                101,440
 Current liabilities                            24,660                 23,224
 Long-term debt                                  1,732                  4,259

                                                THREE MONTHS ENDED SEPTEMBER 30,
                                                      2004              2003
                                                      ----              ----
STATEMENT OF EARNINGS
 Sales                                            $  140,459          $ 49,688
 Operating income                                     55,030               373
 Income before income taxes                           55,141               322
 Net Income                                           54,634               400

                                                     NINE MONTHS ENDED SEPTEMBER 30,
                                                          2004             2003
                                                        ---------       ---------
STATEMENT OF EARNINGS
  Sales                                                 $ 330,750       $ 157,275
  Operating income                                        102,164           6,205
  Income before income taxes                              102,164           6,007
  Net Income                                              100,329           5,262

CHANGES IN CASH FLOWS
Cash provided by (used in)
  Operating activities                                  $  20,177       $   5,673
  Investing activities                                     (3,214)         (4,592)
  Financing activities                                      1,490          (2,146)
                                                        ---------       ---------
Proportionate share of increase (decrease) in cash      $  18,453       $  (1,065)

NOTE 7 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At September 30, 2004, there was nothing drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $296.9 million was available under the Senior Secured Credit Facility.

During the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. This loan was guaranteed by Gerdau S.A.

Debt includes the following ($000s):

                                                                 SEPTEMBER 30, 2004       DECEMBER 31, 2003
                                                                 ------------------       -----------------
Senior Notes, 10 3/8% due 2011, net of original issue discount     $    397,802             $     397,271
Senior Secured Credit Facility                                                -                   135,027
Short term debt                                                          25,000                         -
Industrial Revenue Bonds                                                 27,400                    27,400
AmeriSteel Bright Bar Term Loan                                           2,834                     3,172
Gallatin Joint Venture Debt                                               1,808                     5,471
Other                                                                     3,819                     1,927
                                                                   ------------             -------------
                                                                        458,663                   570,268
Less current portion                                                    (28,668)                   (3,305)
                                                                   ------------             -------------
                                                                   $    429,995             $     566,963
                                                                   ============             =============

NOTE 8 -- INCOME TAXES

The income tax expense differs from the amount calculated by applying the Canadian income tax rate (federal and provincial) to income before income taxes as follows:

                                                      THREE MONTHS ENDED       NINE MONTHS ENDED
                                                         SEPTEMBER 30,           SEPTEMBER 30,
                                                       2004        2003         2004        2003
Tax provision at Canadian statutory rates            $ 56,478    $ (7,436)   $ 126,288    $(16,747)
  Tax exempt income                                    (3,500)     (3,500)     (13,226)     (6,675)
  Purchase price valuation adjustment                 (45,000)          -      (45,000)          -
  Effect of different rates in foreign
    jurisdictions
                                                        4,607        (243)      10,479      (1,279)
  Canadian manufacturing and processing credit           (188)          -         (683)          -
  Other                                                   370           -          154           -
Tax provision                                        $ 12,767    $(11,179)   $  78,012    $(24,701)
                                                     ========    ========    =========    ========

The Company recorded the utilization of net operating losses related to the former Co-Steel U.S. group resulting in a $45 million reduction of U.S. tax expense. The NOL carryforward from the predecessor company is subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate under purchase accounting which resulted in a portion of the existing NOLs not being recognized in the financial statements. Due to the current high profitability of the former Co-Steel U.S. group in the second and third quarter of fiscal 2004, the Company now believes it is more likely than not that it will be able to realize the benefit of these losses and as such the valuation reserve related to these NOLs has been reversed. This represents substantially all of the federal NOLs that are available to the Company under the applicable change in ownership rules which limit a company's ability to utilize NOLs that existed as of the date of an ownership change.

NOTE 9 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s):

                                               PENSION BENEFITS           OTHER BENEFIT PLANS
                                               ----------------           -------------------
                                              THREE MONTHS ENDED          THREE MONTHS ENDED
                                          SEPTEMBER 30,  SEPTEMBER 30, SEPTEMBER 30,  SEPTEMBER 30,
                                              2004           2003         2004            2003
                                          --------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                 $ 2,454       $ 2,007       $ 232            $220
Interest cost                                  5,593         5,208         546             562
Expected return on plan assets                (5,239)       (4,626)          -               -
Amortization of transition obligation             43            41           -               -
Amortization of prior service cost                72           115         (53)              -
Recognized actuarial gain                        582           239           7               -
Settlement loss                                    -            35           -               -
                                             -------       -------       -----            ----
Net periodic benefit cost                    $ 3,505       $ 3,019       $ 732            $782
                                             =======       =======       =====            ====

                                               PENSION BENEFITS           OTHER BENEFIT PLANS
                                               ----------------           -------------------
                                               NINE MONTHS ENDED            NINE MONTHS ENDED
                                          SEPTEMBER 30,  SEPTEMBER 30, SEPTEMBER 30,  SEPTEMBER 30,
                                              2004           2003         2004            2003
                                          --------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                 $  7,362       $  6,021       $   696       $  660
Interest cost                                  16,779         15,624         1,638        1,686
Expected return on plan assets                (15,717)       (13,878)            -            -
Amortization of transition obligation             129            123             -            -
Amortization of prior service cost                216            345          (159)           -
Recognized actuarial gain                       1,746            717            21            -
Settlement loss                                     -            105             -            -
                                             --------       --------       -------       ------
Net periodic benefit cost                    $ 10,515       $  9,057       $ 2,196       $2,346
                                             ========       ========       =======       ======

NOTE 10 -- CAPITAL STOCK

Capital stock consists of the following shares:

                        Authorized       Issued      Capital Stock
                          Number         Number      (in thousands)
                          ------         ------      --------------
September 30, 2004
Common                  Unlimited      225,156,968      $645,849

December 31, 2003
Common                  Unlimited      198,090,861      $547,601

The predecessor of the Company is the Gerdau North America Group, which was not a legal entity but a combination of Gerdau companies in North America and therefore had no capital structure of its own. On October 23, 2002, the Gerdau companies in North America, consisting of GUSA, Gerdau Courtice Steel Inc. and Gerdau MRM Steel Inc., among other holding companies, were combined with Co-Steel Inc., a Canadian minimill steel producer. The combined entity was renamed Gerdau Ameristeel Corporation and is publicly traded on the Toronto Stock Exchange under the ticker symbol GNA.TO. The Company's common stock has no par value. As part of this transaction, minority shareholders of AmeriSteel, consisting primarily of management and other employees, were required to exchange their shares of AmeriSteel stock for shares of Gerdau Ameristeel. Gerdau Ameristeel filed a registration statement on Form F-4 with the Securities and Exchange Commission and the exchange of shares was completed on March 31, 2003. As a result, an additional 13,198,501 shares of Gerdau Ameristeel were issued.

EARNINGS (LOSS) PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                               THREE MONTHS ENDED                   NINE MONTHS ENDED
                                          SEPTEMBER 30,    SEPTEMBER 30,      SEPTEMBER 30,    SEPTEMBER 30,
                                          -------------    -------------      -------------    -------------
                                             2004              2003               2004              2003
                                             ----              ----               ----              ----
Basic earnings (loss) per share:
  Basic net earnings (loss)               $    143,595     $      (9,407)     $    275,300     $     (21,446)

  Average shares outstanding               225,122,716       198,090,861       214,577,058       193,691,360

  Basic net earnings (loss) per share     $       0.64     $       (0.05)     $       1.28     $       (0.11)

  Diluted earnings (loss) per share:

  Diluted net earnings (loss)             $    143,595     $      (9,407)     $    275,300     $     (21,446)

Diluted average shares outstanding:
  Average shares outstanding               225,122,716       198,090,861       214,577,058       193,691,360
  Dilutive effect of stock options           1,301,369               -           1,187,043                 -

Diluted net earnings (loss) per share     $       0.63     $       (0.05)     $       1.28     $       (0.11)

At September 30, 2004, options to purchase 820,000 (1,367,000 at September 30,
2003) common shares were not included in the computation of diluted earnings
(loss) per share as their inclusion would be anti-dilutive.

NOTE 11 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for the three and nine month periods ended September 30 are presented below ($000s):

                                                THREE MONTHS ENDED                   NINE MONTHS ENDED
                                           SEPTEMBER 30,   SEPTEMBER 30,       SEPTEMBER 30,   SEPTEMBER 30,
                                               2004            2003                2004            2003
                                           -------------   -------------       -------------   -------------
Revenue from external customers:
                     Steel mills            $   798,510     $   435,114         $ 2,111,045     $ 1,251,233
             Downstream products                149,832          75,209             380,315         224,037
                                            -----------     -----------         -----------     -----------
                           Total            $   948,342     $   510,323         $ 2,491,360     $ 1,475,270
                                            ===========     ===========         ===========     ===========

            Inter-company sales:
                     Steel mills            $   162,011     $    78,420         $   434,305     $   235,008
             Downstream products                      -               -                   -               -
         Corp/eliminations/other               (162,011)        (78,420)           (434,305)       (235,008)
                                            -----------     -----------         -----------     -----------
                           Total            $         -     $         -         $         -     $         -
                                            ===========     ===========         ===========     ===========

                    Total sales:
                     Steel mills            $   960,521     $   513,534         $ 2,545,350     $ 1,486,241
             Downstream products                149,832          75,209             380,315         224,037
         Corp/eliminations/other               (162,011)        (78,420)           (434,305)       (235,008)
                                            -----------     -----------         -----------     -----------
                           Total            $   948,342     $   510,323         $ 2,491,360     $ 1,475,270
                                            ===========     ===========         ===========     ===========

        Operating income (loss):
                     Steel mills            $   190,977     $       565         $   419,039     $     1,806
             Downstream products                 11,415             970              26,347           4,343
         Corp/eliminations/other                (22,842)         (5,073)           (134,132)         (8,718)
                                            -----------     -----------         -----------     -----------
                           Total            $   179,550     $    (3,538)        $   311,254     $    (2,569)
                                            ===========     ===========         ===========     ===========

                                 AS OF SEPTEMBER 30, 2004      AS OF DECEMBER 31, 2003
                                 ------------------------      -----------------------
        Segment assets:
            Steel mills              $      1,688,930              $     1,545,619
    Downstream products                       215,117                      169,599
Corp/eliminations/other                       249,624                        6,990
                                     ----------------              ---------------
                  Total              $      2,153,671              $     1,722,208
                                     ================              ===============

NOTE 12 -- SUBSEQUENT EVENT

On October 15, 2004, the Company issued 70 million common shares valued at Cdn $5.90 ($4.70) for net proceeds of approximately $320.4 million after deducting underwriters' fees and estimated expenses. On October 27, 2004, the Company entered into an agreement to purchase substantially all the assets of Gate City Steel, Inc. and RJ Rebar, Inc. The acquisition consists of seven epoxy-coated and fabricated concrete reinforcing steel facilities located throughout the Midwest.

On November 1, 2004, the Company acquired the land, fixed assets and working capital of four long steel product minimills and four downstream facilities of North Star Steel Company. The purchase price for the acquired assets is $266 million in cash, plus or minus changes in working capital from April 30, 2004 to the date of closing. In addition, the Company will assume certain liabilities under the terms of the agreements.